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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.


                                [LETTERHEAD OF]
          [WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION]


                                 March 6, 2002

VIA FACSIMILE AND U.S. MAIL

Stephen C. Neal
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155

     RE: YOUR LETTER DATED MARCH 3, 2002

Dear Steve:

     Let's set the record straight:

     WALTER HEWLETT'S DISCLOSURE REGARDING EXECUTIVE COMPENSATION FAILED TO INCLUDE KEY FACTS.

     We agree that it is important that all material information be given to the shareowners. Mr. Hewlett chose not to disclose key facts behind the compensation discussions, as summarized below.

     Walter Hewlett knows that the Compensation Committee and the Board have the final word on all executive compensation matters. As a member of that Committee he knew at the time he disclosed outdated Board materials that the Committee had already rejected the executive employment terms previously discussed and determined that they would not serve as benchmarks for any future employment arrangements.

     AS A MEMBER OF THE HP COMPENSATION COMMITTEE MR. HEWLETT KNOWS THE FOLLOWING FACTS TO BE TRUE:

     1.   NO EXECUTIVE COMPENSATION AGREEMENTS.

          Contrary to Mr. Hewlett's statements, HP is NOT and NEVER HAS BEEN under any obligation to enter into employment agreements with any of the HP or Compaq executives. The Merger Agreement (Section 8.5) is clear that HP is not obligated to consider, negotiate, offer or agree to any compensation or employment terms. THERE IS NOT AND NEVER WAS ANY

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Stephen C. Neal
March 6, 2002
Page 2

           AGREEMENT with any HP or Compaq executive regarding post-merger compensation or employment, other than the pre-existing employment, retention and severance agreements as already disclosed in HP's proxy statement.

      2. PRIOR DISCUSSIONS SPECIFICALLY REJECTED BY UNANIMOUS VOTE; NOT BENCHMARKS.

           Prior compensation discussions and terms were rejected and are not benchmarks. As noted in the HP proxy statement, the HP Compensation Committee (INCLUDING MR. HEWLETT) voted unanimously to specifically REJECT ALL PREVIOUSLY DISCUSSED EXECUTIVE COMPENSATION TERMS (including those referred to in my letter sent to Compaq's counsel five months ago and those discussed in the Compensation Committee's September meetings), and further unanimously agreed that the previously discussed terms (including those in the letter and those discussed in their September meetings), WOULD NOT CONSTITUTE BENCHMARK OR MINIMUM TERMS FOR FUTURE DISCUSSIONS.

           Even with respect to matters discussed at the September Compensation Committee meetings, it was determined that all components of the compensation arrangements would be reconsidered at future meetings. When reconsidered, the Compensation Committee (INCLUDING MR. HEWLETT) specifically rejected all terms previously discussed.

      3.   NEW MARKET DATA TO BE CONSIDERED.

           Future employment contract terms, if any, would be the responsibility of the Board of Directors following the Merger. The Compensation Committee (INCLUDING MR. HEWLETT) voted unanimously that it would be best for the Board of the combined company to determine employment agreements, if any, BASED ON NEW MARKET DATA AND INPUT FROM INDEPENDENT COMPENSATION CONSULTANTS.

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Stephen C. Neal
March 6, 2002
Page 3

      4.   OUTDATED MATERIALS THAT WERE ALREADY REJECTED.

           The letter sent to Compaq's counsel five months ago did not obligate HP in any manner. That letter simply summarized discussions at the time the Merger Agreement was signed. The matters discussed in the letter had been SPECIFICALLY REJECTED by HP's Compensation Committee (INCLUDING MR. HEWLETT) by the time HP mailed its proxy statement to shareowners, and were not even taken to the Compaq's Board Human Resources Committee for consideration.


                                          Very truly yours,

                                          WILSON SONSINI GOODRICH & ROSATI
                                          Professional Corporation

                                          /s/ LARRY W. SONSINI

                                          Larry W. Sonsini

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.